Filed by LinnCo, LLC and Linn Energy, LLC

Commission File Nos. 001-35695 and 000-51719

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Berry Petroleum Company

Commission File No. 001-09735

LINN Employee Letter

To:	Linn Energy – All Users
Subject:	Announcement of Berry Petroleum Acquisition
Attachment:	LINN Employee FAQ

It gives me great pleasure to announce that LINN has entered into an agreement where we will acquire Berry Petroleum in a stock-for-stock transaction valued at approximately $4.3 billion. For the first time, we are strategically using shares of the newly formed LinnCo as consideration in this corporate acquisition. More information is included in the press release we issued this morning.

Berry Petroleum is a publicly traded independent oil and natural gas company that traces its roots to California when it began producing heavy oil from the San Joaquin basin in 1909. Over the past three years, Berry directed its strategic focus to oil assets, with primary operations in three of the largest oil basins in the United States – San Joaquin, Permian and Uinta. Beyond the company’s operational success with crude oil, it is an organization with a deep history and an established tradition of excellence. We are honored to have them become a part of our organization.

Our key strategic goals include acquiring high-quality assets and pursuing operations that complement our existing portfolio, and offer strong cash generation. The addition of Berry and its long-lived, low-decline assets will increase LINN’s proved reserves by 34%, with oil and NGL reserves increasing by 55% and gas reserves increasing by 17% based on both company’s reported year-end 2012 reserves. Together, we will have proved reserves totaling approximately 6.5 Tcf equivalent (1.1 billion barrels of oil equivalent), with 54% oil and NGLs and 46% natural gas. The combined company would have reported total production of more than 1 Bcf equivalent per day, or 173,000 Bbls of oil equivalent per day, in the fourth quarter of 2012, an increase in LINN’s production of 30%. With the addition of Berry, more than half of our revenues will be driven by crude oil and we expect that Berry’s resources will accelerate our ability to drive value for all our unitholders. In short, Berry is the right partner at the right time in our Company’s rapid expansion, and we are excited about the opportunities it presents for our future growth.

This transaction is about growth and it is important for you to know that we expect few changes for our employees. It remains business as usual at LINN. The combined company will be headquartered in Houston and we will maintain an operating presence in Denver, where Berry is currently headquartered. We expect this transaction to close in the second quarter 2013, following regulatory reviews, shareholder approvals and the satisfaction of other customary closing conditions. Until that time, LINN and Berry will continue to operate as independent companies.

Town Hall

We understand that you may have questions about this transaction and how it impacts you. To help answer those questions, we will host an employee town hall today. Details are included below.

Houston Town Hall
Chase Center Auditorium, 601 Travis
Houston, Texas
Feb. 21, 12:45 p.m.

To participate by telephone:

•	Dial-In: 1-866-254-5936

•	Passcode: 283639

LINN Employee Letter

We have also prepared the attached FAQ document for your information.

This announcement could generate interest from the media and other third parties, and it is important for LINN to speak with one voice. Consistent with our policy, if you receive any inquiries from the media or other questions from outside LINN, please contact Brook Wootton at (281) 840-4099 or via email at bwootton@linnenergy.com.

In the coming weeks, an integration team comprised of members of both LINN and Berry will be formed to develop a detailed and thoughtful plan to ensure a seamless combination of our two companies. We are proud of LINN’s history of successful integrations and excellent reputation of operating in a manner that protects employees, contractors, the public and environment.

On behalf of the LINN’s Board and management team, I thank you for your ongoing dedication and hard work. We are excited to build upon our recent successes in 2012. This transaction is a testament to our proud and strong team that has made us the first-class company we are today.

We are committed to keeping you informed about our progress and the success that lies ahead.

Sincerely,

Mark

LINN Employee FAQ

1.	What was announced today?

Today, we announced that LINN has entered into a definitive merger agreement with Berry Petroleum under which we will combine our companies in an all-stock transaction valued at approximately $4.3 billion.

2.	Who is Berry Petroleum?

Berry is an independent energy company engaged in the production, development, acquisition, exploitation and exploration of crude oil and natural gas. Publicly traded since 1987, Berry’s primary development operations are in three of the largest oil basins in the United States – San Joaquin, Permian and Uinta. For more information about Berry, please visit: www.BRY.com.

3.	Why are LINN and Berry combining?

This is a natural extension of LINN’s strategy to pursue high-quality, proven assets and operations that complement our existing portfolio. The combined company will also have significant cash generation. The addition of Berry and its long-lived, low-decline assets will increase LINN’s proved reserves by 34%, with oil and NGL reserves increasing by 55% and gas reserves increasing by 17%, based on both company’s reported year-end 2012 reserves. Together, we will have proved reserves totaling approximately 6.5 Tcf equivalent (1.1 billion barrels of oil equivalent), with 54% oil and NGLs and 46% natural gas. The combined company would have reported total production of more than 1 Bcf equivalent per day, or 173,000 Bbls of oil equivalent per day, in the fourth quarter of 2012, an increase in LINN’s production of 30%.

4.	What are the terms of the transaction?

Under the terms of the agreement, Berry shareholders will receive 1.25 common shares of LinnCo, LINN’s wholly-owned subsidiary, for each common share of Berry.

5.	How long before the transaction is completed?

We intend to move forward expeditiously so that we can begin to capture the benefits of this transaction quickly. We expect to receive all necessary regulatory approvals and to complete the transaction by June 30, 2013.

6.	How will this transaction benefit employees?

For employees of the combined company, we believe this transaction represents an exciting opportunity. As a result, our people will have the ability to execute our strategy and mission on a larger scale than before, and take advantage of key capabilities and talent that this combination will bring.

7.	Will this announcement affect my work at LINN? Will there be any layoffs?

It remains business as usual at LINN. Importantly, until we complete the transaction, LINN and Berry will operate as independent companies. We remain two separate companies and it should be emphasized to customers, vendors and partners that we will continue to compete until the merger is approved and closed.

We do not expect significant workforce reductions as a result of the transaction. We believe that combining with Berry will create a company that provides employees with exciting opportunities as part of a larger organization. As we do every day, we should all focus on continuing to deliver great service and outstanding results to our customers and shareholders.

LINN Employee FAQ

8.	Will there be any changes to employee compensation, benefits and plans?

There will be no change to current LINN employee compensation, benefits and plans.

9.	After the closing of the transaction, what will the combined company be called and where will it be headquartered?

The combined company will retain the LINN Energy name and will be headquartered in Houston, Texas. The company will maintain an operating presence in Denver, where Berry is currently headquartered. With this transaction, field office locations will be added in the Uinta and Piceance basins, as well as in the Bakersfield, California area.

Additional decisions about how the two companies will be combined have yet to be made.

10.	Who will lead the combined company?

The combined company will be led by Mark Ellis. An integration planning team has been assembled to address how we can best utilize each company’s strengths to bring the two together as seamlessly as possible. We will make every effort to keep you informed of such developments and progress.

11.	Will this transaction impact our vendors?

In the short-term, nothing will change in terms of customer or vendor interactions with Berry. We expect very little overlap between our vendors and Berry’s vendors. For what overlap there may be, decisions about how we will combine the two companies have not yet been made. We will make every effort to keep you informed of such developments and progress.

12.	What are the next steps?

The transaction will require the approval of LinnCo and Berry shareholders and LINN unitholders, and the satisfaction of customary closing conditions and regulatory approvals, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

13.	What should I say if I’m contacted by media, financial community, or other third parties about the transaction?

It is important that we speak with one voice. Consistent with company policy, if you receive any inquiries from the media or other questions from outside LINN, please direct inquiries to or contact Brook Wootton at (281) 840-4099 or via email at bwootton@linnenergy.com.

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, LinnCo intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of LinnCo, LINN and Berry that also constitutes a prospectus of LinnCo. Each of Berry, LINN and LinnCo also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Berry, LINN and LinnCo with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting LINN’s and LinnCo’s Investor Relations department at (281) 840-4193 or via e-mail at ir@linnenergy.com or by contracting Berry’s Investor Relations department at (866) 472-8279 or via email at ir@bry.com.

Participants in the Solicitation

Berry, LINN and LinnCo and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about LINN’s directors and executive officers is available in LINN’s proxy statement dated March 12, 2012, for its 2012 Annual Meeting of Unitholders. Information about LinnCo’s directors and executive officers is available in LinnCo’s Registration Statement on Form S-1 dated June 25, 2012, as amended, with respect to its initial public offering of common shares. Information about Berry’s directors and executive officers is available in Berry’s proxy statement dated April 6, 2012, for its 2012 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Berry, LINN or LinnCo using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of LINN, LinnCo, Berry or of the combined company. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of LINN to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Berry, LINN and LinnCo from time to time, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. The forward-looking statements including in this document are made only as of the date hereof. None of Berry, LINN nor LinnCo undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.